Form 10-K, Exhibit 13
period 1996-12-31
CALUMET BANCORP INC /DE
filed 1997-04-01
CIK 879694

                                                                EXHIBIT 13









                                      LOGO
                             CALUMET BANCORP, INC.
                               1996 ANNUAL REPORT

CORPORATE PROFILE


Calumet Bancorp, Inc., headquartered in Dolton, Illinois, is the holding company of Calumet Federal Savings and Loan Association of Chicago. Founded in 1910, Calumet Federal operates a community-based savings and loan with five full-service offices located in southeastern Cook County, two offices in Chicago and three suburban locations, currently serving over 16,000 households.

Calumet Federal offers a wide range of quality financial products and services to meet the needs of the communities it serves. Calumet Federal's primary business objective is making residential home loans and assisting customers to save and to plan for their financial future.

The common stock of Calumet Bancorp, Inc. trades under the symbol CBCI on the NASDAQ National Market System.













TABLE OF CONTENTS



Letter to Shareholders                          2

Directors and Officers                          5

Shareholders' Information                       6

Form 10-K                                       7

TO OUR SHAREHOLDERS,

I am very pleased to report that 1996 was a successful year for Calumet Bancorp, Inc. 1996 marks our fifth year as a profitable public company and our 86th year in the financial services industry. Shareholder value has increased each year since our stock conversion in February, 1992, with book value also steadily growing. Our stock price was at its highest in five years as of December 31, 1996.

We attribute these excellent results to our sound, conservative management philosophy which strives to maintain the highest level of safety and soundness commensurate with making a profit. Our primary goal is to enhance shareholder value. We feel we can accomplish this goal by doing what we know best - - - managing the business of a financial institution.

YEAR-END RESULTS

Net income for 1996 was $5.4 million, down from $6.0 million in 1995. The primary reason for the decrease in earnings for 1996 was the payment of a $2.3 million FDIC special assessment to recapitalize the Savings Association Insurance Fund pursuant to legislation signed by President Clinton on September 30, 1996. The reduction in earnings due to the FDIC special assessment was partially offset by a $1.8 million change in income from limited partnership investments, from a $125,000 loss in 1995 to a $1.6 million profit for the year ended December 31, 1996.

The Company's net interest margin decreased to 3.79% of average interest earning assets in 1996, from 3.94% in 1995, primarily due to increased competition for deposits. If we eliminate the effect of the one-time FDIC special assessment, return on average assets increased to 1.37% in 1996, from 1.19% in 1995, and return on average equity increased to 8.35% in 1996, from 7.20% in 1995. The Company's efficiency ratio also improved to 49.4% in 1996, from 52.9% in 1995. All of these ratios indicated we are doing a better job of investing assets, controlling expenses, and leveraging stockholders' equity.

REPURCHASE PROGRAMS

Believing that investing in ourselves is a sound strategy, during 1996 we purchased 310,819 shares of our common stock, at an average price of $27.95 per share. Repurchasing shares at less than book value increases earnings per share and book value per share for remaining shareholders. Book value at the close of business on December 31, 1996 was $34.40 per share. We plan to continue to repurchase shares in 1997.

STOCK PRICE PERFORMANCE

Our stock price has steadily increased since our initial offering of stock on February 20, 1992. On December 31, 1996, our stock price closed at $33.25, compared to a close of $27.75 on December 31, 1995.

CALUMET'S ROLE IN THE COMMUNITY

The financial services industry has gone through dramatic changes since Calumet's beginning. What has not changed is our customer's need for safety
and security of  their funds.   Our customers look to us for financial guidance
and assistance in attaining specific goals, whether those goals are to purchase a home, secure a comfortable retirement, or save for their children's education.

Calumet has been a successful home lender since 1910. We understand market conditions and home buyer's concerns and adapt our loan programs to fit those requirements. This year we brought back the First Time Home Owner Loan Program, introduced both Pre-Qualification and Pre-Approval Programs, and have advertised our competitive rates aggressively in the community.

Beginning in 1997, Calumet will offer FHA loans. We also established Calumet Financial Corporation which will offer car, RV, and boat loans, as well as personal and debt consolidation loans. Calumet makes every attempt to answer the loan needs of the community. These new loan products are in response to those needs.

The competition for residential loans has been intense for the past several years. However, responsible lending and quality service are our strengths. Our borrowers are not strangers to us nor we to them. We build strong relationships with our customers, and continue that relationship through generations.

Savings accounts, checking, certificates of deposit, and retirement plans are the "bread and butter" of our traditional thrift. We introduced the tiered Money Market Edge product this year which gives our depositors the opportunity to earn higher interest based on increased deposit levels. Money Market accounts give the account holder flexibility while also offering the safety and security of insured funds.

Saving for specific goals is probably more important today than ever. People are taking charge of their own finances and plan short-term, mid-range, and long-term goals. Calumet serves in this regard as well. Our Savings Counselors are ready and able to assist individuals in setting up the types of savings, checking, and retirement plans best for their financial situation.

Convenience and customer service remain watchwords for the financial services industry. Having all the products in the world will not satisfy today's customer if that customer is unable to obtain those services. Automatic Teller Machines, Bank-By-Phone and Bank-By-Mail are just some of the services we offer to our customers. We brought a cash-dispensing ATM to a Mobil gas station in Hammond this year and we're looking into offering more of these at convenient locations. CALVIN, our 24-Hour Information Line, is accessible 24 hours a day, 7 days a week to receive account balance and check clearing information, access current loan balance and payment information, and learn about current interest rates. This Bank-By-Phone service has proved to be very popular.

Calumet has entered cyberspace! Calumet Bancorp's new website is HTTP://WWW.CALUMETBANCORP.COM and is now on the Internet. This just proves that we'll even go out of this world to bring information, convenience, and service to existing and potential customers. We look to be continually updating and refining our web presence.

We also offer non-traditional financial and investment products through a full-service brokerage firm located at our offices. Licensed professionals offer free financial plans and are ready to assist you in buying and selling stocks, bonds, mutual funds, and other investment alternatives. In 1997, Investor Services, Inc. will handle this role for us.

Calumet Savings Service Corporation is our full-service insurance agency and offers all types of insurance to cover consumer's individual and business insurance needs. In addition to the usual fire, commercial, general liability, auto and homeowners coverage,

Calumet Savings Service Corporation also offers business coverage and a variety of very popular tax-deferred insurance company annuities.

COMMUNITY INVOLVEMENT

The officers and employees of Calumet Federal have a sense of responsibility and dedication to the community. They take a very active role by holding office on the boards of organizations, and giving generously of their time and effort to help others.

We are actively involved with various community groups promoting new and rehabilitated housing to low and middle income areas in Chicago and the southern suburbs. Some of these include the Claretian Associates Neighborhood Development Office, The Chicago Southland Regional Economic Development Coordinating Corporation, South Chicago Neighborhood Housing Collaboration, the South East Chicago Development Commission, and the South Action Conference-New Cities Development.

Our officers hold positions with the Neighborhood Housing Services, South East Alcohol and Drug Abuse Center, The Dorchester Foundation, Our Savior's Apartments developed through Lutheran Social Services of Illinois, and Metropolitan Family Services.

Calumet is there for the community and continually looks for new opportunities to help with resources to better improve and enrich the lives of the residents of the community.

CALUMET'S OFFICERS, DIRECTORS, AND EMPLOYEES

Our employees are a major factor in the success of Calumet Federal. Their hard work and dedication has made our Company what it is. Our employees are also owners of the Company through their employee benefit plans, which hold over 286,000 shares of Calumet Bancorp stock. That's over 12% of the outstanding shares. The prosperity of the Company is every employee's goal.

Also this year, one of the Company's longtime directors took a well-deserved retirement. Sylvester Lulinski left us after faithfully serving thirty-four years as a Director of Calumet Federal. We are indebted to his devotion and service. In his place, Darryl Erlandson, Vice President of Calumet Federal Savings, was appointed to replace Mr. Lulinski.

LOOK TO THE FUTURE

It is fine to look back on the performance of the past year, but we are looking to the future with high expectations. We feel that we have the resources of a strong customer base, the support of the community, and the dedication and hard work of our officers, directors, and employees to face the challenges ahead.

At this time I would like to thank all those who have placed their confidence and trust in Calumet Bancorp. We will continue to work to increase shareholder value and to keep your support.

Sincerely,


/s/ Thaddeus Walczak

Thaddeus Walczak
Chairman of the Board
Chief Executive Officer

DIRECTORS AND OFFICERS

CALUMET BANCORP, INC. OFFICERS


THADDEUS WALCZAK               CAROLE J. LEWIS       JOHN GARLANGER
Chairman of the Board          President             Senior Vice President/
Chief Executive Officer                              Treasurer

SUSAN M. LINKUS                JEAN A. ADAMS         GERALD EBERHARDT
Vice President/Secretary       Vice President/       Vice President
                               General Counsel


CALUMET BANCORP, INC./CALUMET FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHICAGO DIRECTORS


THADDEUS WALCZAK            CAROLE J. LEWIS     DR. HENRY J. URBAN     DARRYL ERLANDSON
Chairman of the Board       President           Dentist                Vice President
Chief Executive Officer                                                Calumet Federal Savings


WILLIAM A. MCCANN                   LOUISE CZAROBSKI                   TYTUS R. BULICZ
President                           Retired Executive Secretary        Senior Project Engineer
William A. McCann Associates, Inc.  Continental Bank of Illinois       Navistar International




CALUMET FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHICAGO OFFICERS


THADDEUS WALCZAK            RONALD S. THEIS              ELVIA PEREZ
Chairman of the Board       Vice President               Vice President
Chief Executive Officer     Accounting                   South Chicago Office
                                                         Manager
CAROLE J. LEWIS             DUANE D. TSCHETTER
President                   Vice President               ELSA P. CORTEZ
                            Chief Appraiser              Vice President
JOHN GARLANGER                                           Training and Sales
Senior Vice President       DIANE R. HANCZAR
Treasurer                   Vice President               JOHN E. ZART
                            Marketing                    Vice President
SUSAN M. LINKUS                                          Community
Vice President              DEBORAH V. CATTONI           Reinvestment Officer
Secretary                   Vice President
                            Compliance Officer           GENIE MARCZAK
JEAN  A. ADAMS              Administrative Personnel     Vice President
Vice President              Officer                      Accounting
General Counsel
                            JOAN KONAR                   STEVEN M. STRAKA
MICHAEL A. YORK             Vice President               Vice President
Vice President              East Side Office Manager     Lending
Controller
                            DOLORES MATHEWS              KATHLEEN J. LUCZAK
LORRAINE STRAKA             Vice President               Vice President
Vice President              Sauk Village Office          Lansing Office Manager
Lending                     Manager
                                                         DARRYL ERLANDSON
                                                         Vice President

SHAREHOLDERS' INFORMATION


CORPORATE HEADQUARTERS

Calumet Bancorp, Inc.
1350 East Sibley Boulevard
Dolton, Illinois  60419
(708) 841-9010


GENERAL COUNSEL

Kemp, Grzelakowski & Lorenzini, Ltd.
Oak Brook, Illinois


STOCK TRANSFER AGENT AND REGISTRAR

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Harris Trust and Savings Bank
Attention:  Shareholder Services
Post Office Box 755
Chicago, Illinois  60690


INDEPENDENT AUDITORS

Crowe, Chizek and Company LLP
Oak Brook, Illinois


INVESTOR INFORMATION

Shareholders, investors, and analysts interested in additional information may contact: John Garlanger, Senior Vice President and Treasurer, at the corporate headquarters.


ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of Calumet Bancorp, Inc. will be held at 1:00 P.M., April 30, 1997, at the following location:

Corporate Headquarters
Calumet Bancorp, Inc.
1350 East Sibley Boulevard
Dolton, Illinois  60419

All shareholders are cordially invited to attend.

At March 1, 1997, the Corporation had 379 shareholders of record and approximately 900 beneficial owners registered in street name.



6