Form 10-K405, Exhibit 13
period 1997-12-31
CALUMET BANCORP INC /DE
filed 1998-03-27
CIK 879694

                                CORPORATE PROFILE
--------------------------------------------------------------------------------

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



                               TABLE OF CONTENTS
--------------------------------------------------------------------------------

Letter to Shareholders        2

Directors and Officers        5

Shareholders' Information     6

Form 10-K

TO OUR SHAREHOLDERS:



In 1997, the management, directors, and employees of Calumet Bancorp met the challenges presented by the year's economy and delivered another year of profitable performance. 1997 was our sixth year as a productive public company and our 87th year in the financial services industry. Shareholder value as well as our book value remains at an all-time high.

These results are attributed to the Company's sound, conservative management philosophy whose primary goal is to enhance shareholder value. While maintaining the highest level of safety and soundness we have worked hard to make a profit managing the business of a community financial institution.



RESULTS OF OPERATIONS
---------------------

Net income increased by $2.6 million, to $8.0 million for 1997, from $5.4 million for 1996. Net interest income increased by $108,000, to $18.0 million for 1997, from $17.9 million for 1996. The average yield on interest earning assets increased to 8.51% during 1997, compared to 8.26% during 1996, while the average cost of funds increased to 5.22% during 1997, only one basis point more than the 5.21% during 1996, resulting in an increase in the rate spread to 3.29% in 1997, compared to 3.05% in 1996. The Company focused on improving asset yields, retaining core deposits, and increasing account related fee income.

Income from limited partnerships increased by $1.8 million, to $3.4 million in 1997, from $1.6 million in 1996, primarily because of gains on the sale of two rental properties owned by partnerships. Operating expenses decreased by $2.7 million, to $9.5 million in 1997, from $12.2 million in 1996, primarily because the Company made a payment of $2.3 million in 1996 for the Federal Deposit Insurance Corporation (FDIC) special assessment to recapitalize the Savings Association Insurance Fund (SAIF). Net income for 1997 also benefitted from a $570,000 reduction in the FDIC premium for insurance of accounts which resulted from the recapitalization of SAIF. Operating expenses as a percent of average assets decreased to 1.93% in 1997, from 1.98% (before the special assessment) in 1996. The Company's efficiency ratio improved to 44.3% in 1997, compared to 49.4% (before the special assessment) in 1996.

Return on average assets increased to 1.61% for 1997, from 1.08% for 1996. ROA would have been 1.37% for 1996 without the FDIC special assessment. Return on average stockholders' equity for 1997 was 10.20%, compared to 6.56% for 1996. ROE would have been 8.35% for 1996 without the FDIC special assessment. Basic earnings per share increased to $2.46 for 1997, compared to $1.44 for 1996, while diluted earnings per share increased to $2.29 for 1997, from $1.36 for 1996. The FDIC special assessment reduced earnings per share by $0.43 ($0.40 diluted) for 1996.



STOCK SPILT & REPURCHASE PROGRAM
--------------------------------

On November 17, 1997, a three-for-two stock split, in the form of 50% common stock dividend, was distributed to shareholders of record on November 3, 1997. The stock split and the resulting reduction in the market price per share of the common stock contributed to the broadening of public interest in the Company's common stock and increased the availability of shares for purchase and sale.

Once again believing that investing in ourselves is a sound strategy, we purchased 426,597 shares of our common stock at an average cost of $23.50 per share during 1997. Repurchasing shares at less than book value increases earnings per share and book value per share for remaining shareholders. Book value at the close of business on December 31, 1997 was $25.98 per share.


CALUMET'S ROLE

Although the financial services industry has changed dramatically since Calumet's beginnings as a local building and loan in 1910, our focus has not. Safety and security of our customer's funds is our primary responsibility. Our customers look to us for guidance and assistance in attaining specific goals, whether those goals are to purchase a home, secure a comfortable retirement, or save for their children's education.

Our service to the community changes as the needs of the people evolve. In 1997, we made significant changes and improvements. Calumet Financial Corporation, established in late 1996, has brought consumer and small business loans - new services - to the community, as well as important fee income to the Company. We changed our brokerage service provider to Fiserv Investor Services, Inc. One of the main benefits of Investor Services, besides being priced lower than discount brokerage firms, is the one-on-one individualized financial consultation by our own personal registered representative.

We are continually looking to offer products and services to keep our current customers satisfied and at the same time to attract new customers. We instituted a large-scale certificate of deposit retention program to offer the attractive options of various savings plans. At our East Side office, we built a state-of-the-art drive-in facility for two Automatic Teller Machines (ATMs). These additions to our ATM network are a valuable convenience to residents of the East Side and South Chicago area.

Looking ahead, to the Millennium, the Year 2000 is a major data processing issue for all businesses. Our staff took on this challenge early and we feel we will be prepared in facing the Year 2000. Also looking to the future, we are converting all of our teller and new account equipment and data processing to the newest technologies available. This is a sizable investment for the Company, but one necessary in order to improve response time and efficiency for our customers.

Convenience is the reason that we offer our customers electronic banking options. We want to supply the tools our customers need in order to fit their banking into their individual lifestyles. We provide traditional electronic banking choices to our customers, such as direct deposit and direct debit, along with some of the newer options, including: our MasterMoney(R) debit card; a Web site on the Internet (http://www.calumetbancorp.com) that provides information about our products and services and current stock information, as well as allowing our customers to communicate with us via e-mail; and CALVIN, our 24-hour telephone information service. In fact, we average over 13,800 inquiries each month to CALVIN. Our customers are able to obtain current account information, such as balances, checks paid, interest rates, and loan payment amounts. CALVIN allows customers to check on their accounts or to balance their checkbook, whenever they wish. We are planning to expand CALVIN to include account transfers in the near future.

These services, like others that we offer, are designed to meet our customers' needs at the time and place they choose. Our ultimate goal is to find better ways to serve our customers. Committed service to our customers is how we stand out among our competitors. In addition to offering the latest technologies, we spend a great deal of time training our employees in the best customer service techniques, sales programs, compliance issues, and product knowledge so that our employees have the knowledge and tools they need to do their best. We stress both personalized service and customer convenience through new technologies, and we feel we can offer our current and future customers the best of both worlds.


COMMUNITY INVOLVEMENT

Calumet Federal is not solely a business, but a very important part of the community. Our offices are spread out over a wide variety of low and middle income areas in the southeast portion of Chicago and its suburbs. Our employees live in these areas, and they feel a great sense of responsibility and dedication to the community. They take a very active role by holding office on the boards of organizations, and giving generously of their time and effort to help others.

We are actively involved with various community groups promoting new and rehabilitated housing to low and middle income areas in the community. Some of these include the Claretian Associates Neighborhood Development Office, The Southland Community Development Corporation, South Chicago Neighborhood Housing Collaboration, The South East Chicago Development Commission, and the South Suburban Action Conference/New Cities Development.

Our officers hold positions with the South Chicago Neighborhood Housing Collaboration, South East Alcohol and Drug Abuse Center, The Dorchester Foundation, Our Savior's Apartments developed through Lutheran Social Services of Illinois, and Metropolitan Family Services, as well as local school boards and neighborhood groups. Our employees support charitable events and take part in fund-raising efforts.

Calumet is there for the community of which it is a part and continually looks for new opportunities to help improve and enrich the lives of the residents of the community.


LOOKING AHEAD

In 1998, we are focusing on improvements intended to strengthen our core business and provide investors with the comfort and confidence of predictable, controlled and well-managed growth. We will control costs, improve systems and manage the retail business to deliver quality banking service.

We will be aided in these efforts by a seasoned and highly motivated management team. Our employees hard work and dedication has made our Company the success that it is. Our employees are also owners of the Company through their employee benefit plans, which hold over 631,700 shares of Calumet Bancorp stock. That's over 20% of the outstanding shares.

As we continue to grow, we are ever mindful of your investment in the Company. Our future success depends upon the confidence, dedication and fresh perspectives of each one of us working together as a team. We will work together to enhance value for our shareholders, whose support we gratefully acknowledge.



Sincerely,

/s/ Thaddeus Walczak

Thaddeus Walczak
Chairman of the Board
Chief Executive Officer

DIRECTORS AND OFFICERS

                                        CALUMET BANCORP, INC./CALUMET FEDERAL
CALUMET BANCORP, INC. OFFICERS          SAVINGS AND LOAN ASSOCIATION OF CHICAGO DIRECTORS
------------------------------          -------------------------------------------------
THADDEUS WALCZAK                        THADDEUS WALCZAK
Chairman of the Board                   Chairman of the Board
Chief Executive Officer                 Chief Executive Officer

CAROLE J. LEWIS                         CAROLE J. LEWIS
President                               President

JOHN GARLANGER                          DR. HENRY J. URBAN                      LOUISE CZAROBSKI
Senior Vice President/Treasurer         Dentist                                 Retired Executive Secretary
                                                                                Continental Bank of Illinois
SUSAN M. LINKUS                         DARRYL ERLANDSON
Vice President/Secretary                Vice President                          TYTUS R. BULICZ
                                        Calumet Federal Savings                 Senior Project Engineer
JEAN A. ADAMS                                                                   Navistar International
Vice President/General Cousel           WILLIAM A. MCCANN
                                        President
GERALD EBERHARDT                        William A. McCann Associates, Inc.
Vice President

CALUMET FEDERAL SAVINGS AND LOAN ASSOCIATION OF CHICAGO OFFICERS
----------------------------------------------------------------
THADDEUS WALCZAK                        DEBORAH V. CATTONI
Chairman of the Board                   Vice President/Compliance Officer
Chief Executive Officer                 Administrative Personnel Officer

CAROLE J. LEWIS                         JOAN KONAR
President                               Vice President/East Side Office Manager

JOHN GARLANGER                          DOLORES  MATHEWS
Senior Vice President/Treasurer         Vice President/Sauk Village Office Manager

SUSAN M. LINKUS                         ELVIA PEREZ
Vice President/Secretary                Vice President/South Chicago Office Manager

JEAN A. ADAMS                           ELSA P. CORTEZ
Vice President/General Counsel          Vice President/Training and Sales

MICHAEL A. YORK                         JOHN E. ZART
Vice President/Controller               Vice President/Community Reinvestment Officer

LORRAINE STRAKA                         GENIE MARCZAK
Vice President/Lending                  Vice President/Accounting

RONALD S. THEIS                         STEVEN M. STRAKA
Vice President/Accounting               Vice President/Lending

DUANE D. TSCHETTER                      KATHLEEN J. LUCZAK
Vice President/Chief Appraiser          Vice President/Lansing Office Manager

DIANE R. HANCZAR                        DARRYL ERLANDSON
Vice President/Marketing                Vice President


SHAREHOLDER'S INFORMATION

CORPORATE HEADQUARTERS

Calumet Bancorp, Inc.
1350 East Sibley Boulevard
Dolton, Illinois 60419
(708) 841-9010

GENERAL COUNSEL

Kemp & Grzelakowski,Ltd.
Oak Brook, Illinois

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

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of the Shareholders of
Calumet Bancorp, Inc. will be held at 1:00 P.M.,
April 29, 1998, at the following location:

Corporate Headquarters
Calumet Bancorp, Inc.
1350 East Sibley Boulevard
Dolton, Illinois 60419

All shareholders are cordially invited to attend.

At March 1, 1998, the Corporation had 344
shareholders of record and approximately 900 beneficial owners registered in street name.